Exhibit 12.1

Statement of Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Dividends

The following table presents the ratio of earnings to combined fixed charges and preferred dividends for us and our consolidated subsidiaries for the periods indicated. For the purposes of calculating the ratio of earnings to combined fixed charges and preferred dividends, (a) “fixed charges” consist of interest incurred on all indebtedness and amortization of capitalized expenses relating to indebtedness and (b) “earnings” consist of the sum of (i) pre-tax income before adjustment for non-controlling interests in consolidated entities or income or loss from equity investees, (ii) fixed charges and (iii) distributed income of equity investees, less the sum of (i) income (loss) from equity method investments and (ii) non-controlling interests in pre-tax income of subsidiaries that have not incurred fixed charges.

	Three Months Ended		Fiscal Years Ended December 31,
	March 31, 2018		2017		2016		2015		2014		2013
	(unaudited)
Fixed Charges:
Interest expense (1)	$219,590		$808,898		$789,953		$573,226		$317,192		$99,616
Total Fixed Charges	219,590		808,898		789,953		573,226		317,192		99,616
Preferred dividend requirement	8,341		60,928		49,799		27,564		20,673		-
Total Fixed Charges and Preferred Dividend Requirement	$227,931		$869,826		$839,752		$600,790		$337,865		$99,616

Earnings available for Combined Fixed Charges and Preferred Dividends:
Income before income tax provision	$620,535		$2,784,368		$975,225		$5,341,668		$5,458,689		$7,892,154
Add: Fixed charges	219,590		808,898		789,953		573,226		317,192		99,616
Add: Distributed income of equity investees	295,351		2,394,914		1,673,743		22,312		25,645		19,341
Less: Income (loss) from equity method investments	223,026		2,146,282		808,630		(51,857)		(40,483)		27,564
Less: Net income (loss) - Non-controlling interests	152,072		302,040		294,990		2,221,293		3,743,487		5,883,835
Total Earnings available for Combined Fixed Charges and Preferred Dividends	$760,378		$3,539,858		$2,335,301		$3,767,770		$2,098,522		$2,099,712

Ratio of earnings to combined fixed charges and preferred dividends	3.3	x	4.1	x	2.8	x	6.3	x	6.2	x	21.1	x

(1) Interest expense includes amortization of debt issuance costs, premiums and discounts.

All figures in thousands except ratios.